VEON Files its 2023 Form 20-F Amsterdam, 17 October 2024, 20:45: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator (‘VEON’ or the ‘Company’), today announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the "2023 Form 20-F") with the U.S. Securities and Exchange Commission at www.sec.gov following the completion of the audit of its 2023 financial statements by its independent auditor UHY LLP according to Public Company Accounting Oversight Board (“PCAOB”) standards. “The filing of our 2023 Form 20-F puts VEON back on track with our listing compliance requirements. I would like to thank our counterparts for their trust as we worked towards the completion of the PCAOB Audit for our 2023 financials and the filing of our Annual Report on Form 20-F.” said Kaan Terzioglu, Group CEO of VEON. The Company notes that, as of December 31, 2023, it has also remediated the previously identified material weakness in its internal controls over financial reporting relating to the accounting treatment and financial statement presentation for disposals of businesses. This follows from the identification of an error with respect to the accounting treatment of a business disposal which was promptly corrected in VEON’s Form 20-F for the year ended December 31, 2022. During the second half of 2023, VEON implemented significant improvements to the design and operation of its control environment. Following the completion of the documentation and testing of such remedial actions, VEON’s management has concluded that the previously identified material weakness has been fully remediated. The Company’s 2023 PCAOB audit also confirmed the remediation as of December 31, 2023. The 2023 Form 20-F is also available on the Financial Results section of the company's website www.veon.com. Shareholders may request a hard copy of the 2023 Form 20-F, including VEON's audited financial statements for the year ended 31 December 2023, free of charge, by contacting VEON's Investor Relations Department at ir@veon.com. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ and Euronext. For more information, visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, our compliance with Nasdaq listing rules. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information Hande Asik Group Director of Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com